# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HomesToLife Ltd, CIK 0002023153
CUSIP: G45806109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 6 Raffles Boulevard, #02-01/02, Marina Square, Singapore, Singapore (U0), 039594
Date of event which requires filing of this statement: 05/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002033154
Persons authorized to receive notices and communications: Phua Yong Tat, 229 Mountbatten Road, #03-44/45, Singapore, Singapore (U0), 398007, 65 9730 3718

## Reporting persons
- Phua Yong Tat (CIK 0002033154): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 42,506,250; sole dispositive power 0; shared dispositive power 42,506,250; aggregate amount beneficially owned 42,506,250 (47.39% of the class)
  Comment: (1) Such number of shares consists of (i) 50% of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd, and (ii) 50% of 75,000,000 ordinary shares held directly by New Century International Homes Pte. Ltd. Phua Yong Tat is one of two directors of Golden Hill Capital Ltd and holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd. Phua Yong Tat is one of two directors of New Century International Homes Pte. Ltd. and holds 50% of the voting and dispositive power over all shares held by New Century International Homes Pte. Ltd.
  
  (2) The percentage is calculated based upon 89,687,500 ordinary shares outstanding as of May 19, 2025.
- Phua Yong Pin (CIK 0002033152): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 42,506,250; sole dispositive power 0; shared dispositive power 42,506,250; aggregate amount beneficially owned 42,506,250 (47.39% of the class)
  Comment: (1) Such number of shares consists of (i) 50% of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd, and (ii) 50% of 75,000,000 ordinary shares held directly by New Century International Homes Pte. Ltd. Phua Yong Pin is one of two directors of Golden Hill Capital Ltd and holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd. Phua Yong Pin is one of two directors of New Century International Homes Pte. Ltd. and holds 50% of the voting and dispositive power over all shares held by New Century International Homes Pte. Ltd.
  
  (2) The percentage is calculated based upon 89,687,500 ordinary shares outstanding as of May 19, 2025.
- New Century International Homes Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 75,000,000; sole dispositive power 0; shared dispositive power 75,000,000; aggregate amount beneficially owned 75,000,000 (83.62% of the class)
  Comment: (1) Such number of shares consists of 75,000,000 ordinary shares held directly by New Century International Homes Pte. Ltd. Phua Yong Tat and Phua Yong Pin are directors of New Century International Homes Pte. Ltd. and each holds 50% of the voting and dispositive power over all shares held by New Century International Homes Pte. Ltd.
  
  (2) The percentage is calculated based upon 89,687,500 ordinary shares outstanding as of May 19, 2025.
- Golden Hill Capital Ltd. (CIK 0002032667): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 10,012,500; sole dispositive power 0; shared dispositive power 10,012,500; aggregate amount beneficially owned 10,012,500 (11.16% of the class)
  Comment: (1) Such number of shares consists of 10,012,500 ordinary shares held directly by Golden Hill Capital Ltd. Phua Yong Tat and Phua Yong Pin are directors of Golden Hill Capital Ltd and each holds 50% of the voting and dispositive power over all shares held by Golden Hill Capital Ltd.
  
  (2) The percentage is calculated based upon 89,687,500 ordinary shares outstanding as of May 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: HomesToLife Ltd
Address of issuer's principal executive offices: 6 Raffles Boulevard, #02-01/02, Marina Square, Singapore, Singapore (U0), 039594

## Item 2. Identity and Background
Name of person filing:
Phua Yong Tat,

Phua Yong Pin,

New Century International Homes Pte. Ltd. ("New Century") and

Golden Hill Capital Ltd ("Golden Hill")
Residence or business address:
Address for (i) Phua Yong Tat, (ii) Phua Yong Pin, (iii) New Century, and (iv) Golden Hill:

229 Mountbatten Road

#03-44/45

Singapore 398007
Present principal occupation or employment:
Phua Yong Tat is the Vice-Chairman and a director of HomesToLife (the "Issuer"). Phua Yong Pin is the Chairman and a director of the Issuer. The Issuer is a holding company. Its address is 6 Raffles Boulevard, #02-01/02, Marina Square, Singapore 039594.

Phua Yong Tat and Phua Yong Pin control or own a series of entities ("HTL Group"), which include but not limited to the Issuer, New Century and Golden Hill.

Phua Yong Tat oversees the HTL Group's the general corporate strategy and brand promotion management and business expansion, including sales, marketing, and product development, and is responsible for the business, product development, product design, marketing and sales of the HTL Group.

Phua Yong Pin oversees the HTL Group's overall management, merger and acquisition and corporate/commercial transaction matters, and is responsible for overseeing the PRC-based manufacturing and retail operations of HTL Group. Both New Century and Golden Hill are holding companies.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Phua Yong Tat - Singapore; Phua Yong Pin - Singapore; New Century - Singapore; Golden Hill - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: New Century acquired 75,000,000 ordinary shares of the Issuer on May 19, 2025 in consideration of sale of all of its equity interest in HTL Marketing Pte Ltd., a company incorporated under the laws of Singapore. Golden Hill used its working capital to purchase 10,012,500 ordinary shares of the Issuer in 2024. Neither New Century nor Golden Hill acquired any of the ordinary shares of the Issuer with borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 5, 2025, the Issuer entered into a definitive sale and purchase agreement (the "SPA") with New Century pursuant to which (i) the Issuer agreed to acquire 100% of equity interests in HTL Marketing Pte Ltd, and (ii) the Issuer agreed to issue 75,000,000 ordinary shares to New Century. On May 19, 2025, the transactions contemplated under the SPA were consummated where, among other things, 75,000,000 ordinary shares were issued to New Century.

Golden Hill acquired the shares of the Issuer as a part of the reorganization in preparation of the Issuer's IPO.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of date hereof, (i) 10,012,500 ordinary shares are held directly by Golden Hill, representing 11.16% of total ordinary shares outstanding as of May 19, 2025, and (ii) 75,000,000 ordinary shares are held directly by New Century, representing 83.62% of total ordinary shares outstanding as of May 19, 2025. Phua Yong Tat and Phua Yong Pin are directors of Golden Hill and each holds 50% of the voting and dispositive power over all shares held by Golden Hill. Phua Yong Tat and Phua Yong Pin are directors of New Century and each holds 50% of the voting and dispositive power over all shares held by New Century.
Number of shares as to which each person has sole or shared power to vote or dispose: Golden Hill: shared voting power and shared dispositive power of 10,012,500 ordinary shares. New Century: shared voting power and shared dispositive power of 75,000,000 ordinary shares. Phua Yong Tat: shared voting power and shared dispositive power of 42,506,250 ordinary shares. Phua Yong Pin: shared voting power and shared dispositive power of 42,506,250 ordinary shares.
Transactions in the class effected during the past sixty days: See Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Phua Yong Tat: /s/ Phua Yong Tat, Phua Yong Tat (06/09/2025)
- Phua Yong Pin: /s/ Phua Yong Pin, Phua Yong Pin (06/09/2025)
- New Century International Homes Pte. Ltd.: /s/ Phua Yong Tat, Phua Yong Tat/Director (06/09/2025)
- Golden Hill Capital Ltd.: /s/ Phua Yong Tat, Phua Yong Tat/Director (06/09/2025)